Exhibit (a)(13)

Convenience Tranlsation –
German Version legally binding

To the
Management Board of
Schering Aktiengesellschaft
13342 Berlin

Specified Request pursuant to § 327a para. 1 AktG

Dear Sirs,

According to the securities account confirmation from Commerzbank AG attached as Annex 1, Bayer Schering GmbH with its registered office in Leverkusen holds 183.657.998 bearer shares in Schering AG (as of 4 December 2006). The share capital of Schering AG is 194 million Euro and is divided into 194 million shares. To our knowledge, 3,124,300 shares in Schering AG are held by Schering AG itself (as of 3 December 2006). Thus, Bayer Schering GmbH holds shares pursuant to §§ 327a  para. 2, 16 para. 2 German Stock Corporations Act [Aktiengesetz, "AktG"] in Schering AG in the amount of 96.2 % of the share capital. Bayer Schering GmbH consequently holds shares of Schering AG in an amount of more than 95% of the share capital so that Bayer Schering GmbH is the main shareholder in Schering AG within the meaning of § 327a para. 1 AktG.

Bayer Schering GmbH already directed a request to you pursuant to § 327a  para. 1 AktG on 26 September 2006 (at that time still acting under the name Dritte BV GmbH) to take the necessary measures so that the General Meeting of Schering AG can resolve on the transfer of the shares of the minority shareholders of Schering AG to Bayer Schering GmbH in exchange for granting adequate cash compensation.

As specification of the request dated 26 September 2006, Bayer Schering GmbH is hereby requesting you to put the item

Resolution on the transfer of the shares of the minority shareholders of Schering AG, Berlin, to Bayer Schering GmbH, Leverkusen, as the main shareholder in exchange for the grant of adequate cash compensation pursuant to §§ 327a et seq. AktG

Leverkusen,
5 December 2006

Bayer Schering GmbH

Kaiser-Wilhelm-Allee 1
D-51373 Leverkusen

Telephone:   +49 214 30-81949
Fax:          +49 214 30-56524

Managing Directors:

Lars Brüning
Dr. Armin Buchmeier
Lambert Courth
Dirk Rosenberg

Registered office:
Leverkusen
Registered with the local court of
Cologne under no. HRB 52162

on the agenda of an Extraordinary General Meeting of Schering AG to be convened for this purpose. Bayer Schering GmbH has in the meantime fixed the cash compensation at EUR 98.98 per bearer share in Schering AG representing a proportionate amount of the share capital of Euro 1.00.

At the same time, we are hereby issuing the instruction to you pursuant to § 1 para. 1 of the Domination and Profit and Loss Transfer Agreement between Bayer Schering GmbH (formerly Dritte BV GmbH) and Schering AG dated 31 July 2006 to call an Extraordinary General Meeting of Schering AG for 17 January 2007 which will resolve the stated resolution on the transfer of the shares of the minority shareholders.

We will submit to you by separate mail no later than 5 December 2006 a declaration of Commerzbank AG in which this bank assumes the guarantee for the performance of the obligation of Bayer Schering GmbH to pay the minority shareholders the fixed cash compensation for the transferred shares without undue delay after registration of the resolution on the transfer in the commercial register.

Yours sincerely

The Management of
Bayer Schering GmbH

Dirk Rosenberg                                   Dr. Armin Buchmeier

Annex